Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 6, 2023

Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File No: 333-270997; 811-23859
Zevenbergen Growth Fund and Zevenbergen Genea Fund

Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on September 29, 2023 and October 5, 2023, with respect to Post-Effective Amendment No. 3 to the Trust’s registration statement, which was filed on August 18, 2023 to add two new series to the Trust: Zevenbergen Growth Fund and Zevenbergen Genea Fund (together, the “Funds”). The Funds are being registered in order to serve as the surviving funds in “shell reorganizations” with series of another registered investment company, and will not commence a public offering until the completion of the reorganizations.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
Summary Section - Zevenbergen Growth Fund
Comment 1. Please provide the completed Fees and Expenses of the Fund table at least 5 days prior to the effective date, and please complete any blank or bracketed information throughout the prospectus and SAI.
Response: The Trust responds by confirming supplementally that the completed Fees and Expenses of the Fund table will be provided at least 5 days prior to the effective date.
Comment 2. Please delete the word “estimated” from footnote 1 in the Fees and Expenses of the Fund table, as the Other Expenses line item should show actual expenses of the Predecessor Fund.
Response: The Trust responds by making the requested revision.
Comment 3. With respect to footnote 2 in the Fees and Expenses of the Fund table, please ensure that the expense cap will remain in effect for at least one year from the effective date of the Fund following the reorganization.
Response: The Trust responds by revising footnote 2 to state that the expense cap for each Fund will remain in effect at least through December 4, 2024.
Comment 4. With respect to the discussion of the Fund’s principal investment strategies in the Summary Section, please delete or revise the disclosure in the first paragraph to describe the principal strategies and investments that the Adviser uses to achieve the Fund’s investment objective. This disclosure is not required or permitted in the Summary Section.
Response: The Trust responds by deleting the first paragraph from the discussion of principal investment strategies in the Summary Section.
Comment 5. Please note the disclosure with respect to the Fund’s principal investment strategies in the Summary Section provided in response to Item 4 of Form N-1A should be a summary of the more fulsome disclosure provided later in the statutory prospectus in response to Item 9 of Form N-1A.
Response: The Trust responds by revising the disclosures provided pursuant to Item 4 and Item 9 accordingly.
Comment 6. In the discussion of principal investment strategies in the Summary Section, please indicate whether “other equities new to the public markets” would also include companies that engage in a business combination followed by a SPAC IPO. If so, please add appropriate disclosure in the discussion of principal investment strategies and principal risks.
Response: The Trust responds by stating supplementally that “other equities new to the public markets” would not include companies that engage in a business combination followed by a SPAC IPO. The Funds may only invest in SPAC IPOs as a non-principal strategy and, as such, the Trust has added disclosure to the SAI to clarify that such investments are a non-principal strategy only.
Comment 7. With respect to the discussion of the Adviser’s consideration of ESG issues and “durable corporate governance and business practices” under Principal Investment Strategies, please explain with greater clarity the Adviser’s definition of ESG and consideration of specific ESG areas of focus. For example, please explain what “durable corporate governance and business practices” are, and describe what the Adviser considers ESG matters given how broad the definition of ESG can be.
Response: The Trust responds by stating supplementally that the Adviser’s consideration of ESG issues is not a part of the Fund’s principal investment strategies. As such, the applicable disclosures have been removed from the discussion of principal investment strategies in the Prospectus.
Comment 8. Please include disclosure in the discussion of principal investment strategies to clarify that the Fund, rather than the Predecessor Fund, has significant exposure in the consumer discretionary and technology sectors.
Response: The Trust responds by making the requested revision.
Comment 9. Please delete the last sentence under “Tax Risk” in the Summary Section.
Response: The Trust responds by making the requested revision.
Comment 10. Under “Tax Risk” in the Summary Section, please consider whether tax risk is a principal risk of the Fund. For example, explain how satisfying the diversification requirements of the Internal Revenue Code is a principal risk of the Fund given that all RICs are subject to this risk. Please delete or revise to clarify accordingly.
Response: The Trust responds by deleting Tax Risk from the principal investment risks of each Fund.
Comment 11. Under “Investment Performance” in the Summary Section, please add the performance for the year ended December 31, 2022 to the bar chart and complete the average annual returns tables.
Response: The Trust responds by making the requested revisions.
Comment 12. Under “Asset Management Team” in the Summary Section, please revise the disclosure to read “are the Portfolio Managers of the Fund and have been jointly and primarily responsible for managing the Fund and the Predecessor Fund since its inception on August 31, 2015.”
Response: The Trust responds by making the requested revision.

Summary Section - Zevenbergen Genea Fund
Comment 13. Please explain the differences between the Growth Fund and the Genea Fund, given the disclosures describing each Fund seem to be identical.
Response: The Trust responds by explaining supplementally, that the differences between the Zevenbergen Growth Fund and the Zevenbergen Genea Fund are described in the Item 9 disclosure in the Prospectus, in the section entitled “Investment Objectives, Principal Investment Strategies and Principal Risks,” as follows:
Principal Investment Strategies of the Zevenbergen Growth Fund
The Zevenbergen Growth Fund seeks to invest in companies that are industry leaders with significant growth potential, strong competitive advantages, a sizeable addressable market, product differentiation and quality management. The Fund’s portfolio generally will contain 30-60 stocks of any market capitalization.
Principal Investment Strategies of the Zevenbergen Genea Fund
The Zevenbergen Genea Fund seeks to invest in companies benefiting from advancements in technology regardless of sector or industry. With a long-term investment horizon, the Adviser identifies companies with significant growth potential, strong competitive advantages, a sizeable addressable market, product differentiation and quality management. The Fund’s portfolio generally will contain 20-40 stocks of any market capitalization.
The Trust has made revisions to the first paragraph under the discussion of each Fund’s principal investment strategies to clarify the differences between the Funds.
Comment 14. Page 10 – Please consider whether to include natural disasters as an event that may impact the “Equity Securities and Market Risk”, as it was included in the Growth Fund.
Response: The Trust has added natural disasters to the “Equity Securities and Market Events Risk.”
Comment 15. With respect to disclosures related to ESG in the discussion of principal investment strategies, each Fund should describe the criteria it uses in determining what issuers it considers to have ESG characteristics consistent with its chosen ESG considerations or focus. The disclosure should include whether the Fund selects investments by reference to, for example: 1) an ESG index, 2) ESG scores or data from a third party rating organization, 3) a proprietary screen and the factors the screen applied, or 4) a combination of these methods. Each Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (for example, does a Fund perform its own independent analysis of issuers or does it rely exclusively on third party data). Explain whether a Fund’s ESG criteria are applied to every investment it makes or some of its investments.
Response: The Trust responds by stating supplementally that the Adviser’s consideration of ESG issues is not a part of the Fund’s principal investment strategies. As such, the applicable disclosures have been removed from the discussion of principal investment strategies in the Prospectus.
Comment 16. With respect to “Foreign Securities and Companies Risk” please add Brexit or European Union risk and emerging markets risk, if applicable, including the risks described in ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Reinvestments in Emerging Markets. If the Fund will significantly invest in China, please provide brief disclosure in the discussion of principal investment strategies and risks in the Summary Section, and the expanded disclosure in response to Item 9 of Form N-1A.
Response: The Trust responds by adding Brexit and European Union risk disclosure to the Foreign Securities and Companies Risk in the Item 9 section of the Prospectus.
The Trust responds further by stating supplementally that the Funds do not invest in emerging markets as a principal investment strategy, and therefore has removed the reference to emerging markets from the

Foreign Securities and Companies Risk in the Item 9 section of the Prospectus. Additionally, the Trust responds by stating supplementally that the Funds will not invest significantly in China.
Comment 17. In the Item 9 disclosure, under “Recent Market Events Risk,” please update the discussion of actions taken by the Federal Reserve with respect to interest rates.
Response: The Trust responds by making the requested revision.
Comment 18. In the section entitled “Management of the Funds,” please revise the first paragraph under “Portfolio Managers” to indicate that the Portfolio Managers are “jointly and primarily” responsible for the day-to-day management of the Funds’ portfolios.
Response: The Trust responds by making the requested revision.
Comment 19. In the section entitled “Financial Highlights,” please identify the prior auditor, as the disclosure applies to historical financial statements, and provide a consent of each auditor as an exhibit to the registration statement.
Response: The Trust responds by making the requested revision and by undertaking to file a consent for each auditor as an exhibit to the registration statement.
Statement of Additional Information
Comment 20. Please add each of the risks of investing in foreign securities, as described in the SAI, to the discussion of principal risks in the prospectus.
Response: The Trust responds by making the requested revision.
Comment 21. With respect to (7) under “Fundamental Investment Policies,” please add “or group of industries” at the end of the first sentence.
Response: The Trust responds by making the requested revision.
Comment 22. Please note that the Adviser may not ignore the investments of affiliated or unaffiliated investment companies when determining whether a Fund is in compliance with its concentration policies. Please add disclosure below the list of principal investment restrictions to clarify that the Funds will consider the investments of underlying investment companies when determining compliance with its concentration policies.
Response: The Trust responds by making the requested revision.
Comment 23. With respect to the description of the committees of the Board of Trustees, please identify the chair of the nominating committee.
Response: The Trust responds by making the requested revision.
Comment 24. Please update the control persons and principal holders information for the Predecessor Funds as of a specific date no more than 30 days prior to the filing date of the amended registration statement.
Response: The Trust responds by making the requested revision.
Comment 25. Please disclose the name of any person who controls the Adviser, the basis of that person’s control, and the general nature of that person’s business. Also identify any affiliates of the Adviser.
Response: The Trust responds by making the requested revisions.
Comment 26. Please reconcile the disclosure related to expenses excluded from the Expense Cap under “The Funds’ Investment Adviser” in the SAI with the disclosure of excluded expenses in the footnotes to the Fees and Expenses of the Funds tables in the Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 27. Please supplementally provide or file the exhibits that remain to be filed by amendment. Please file the actual exhibits rather than forms of.
Response: The Trust responds by filing all required exhibits by amendment.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios